Sun Life Financial announces Chairman succession

Bill Anderson to succeed Jim Sutcliffe following Annual Meeting

TORONTO, ON – (February 15, 2017) — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that James H. Sutcliffe will retire as Chairman and from the Board of Directors following the Company's Annual Meeting on May 10, 2017. He will be succeeded as Chairman by William D. Anderson who has been a Director since 2010 and currently chairs the Company's Audit and Conduct Review Committee.

Mr. Sutcliffe joined the Board in 2009 following a distinguished career in international financial services and became Chairman in December 2011. "It has been an honour to work with Dean Connor, his leadership team, and the talented employees at Sun Life over the past eight years. During my tenure I've watched Sun Life create tremendous momentum for the future across its four pillar strategy, and the Company is well positioned to deliver value for Clients and shareholders in the years ahead," said Mr. Sutcliffe. "I've enjoyed working alongside my Board colleagues and I'm pleased to be passing the baton to Bill. He is highly respected by the Board as a natural team builder who will provide strong leadership, oversight and continuity."

Mr. Anderson is a Corporate Director and has an extensive background in business and finance. He was an executive in the BCE organization, including President of its BCE Ventures strategic investment unit and Chief Financial Officer of BCE Inc. and Bell Canada. He was previously a partner at accounting firm KPMG. Mr. Anderson is a Fellow of the Institute of Chartered Professional Accountants of Ontario and a Fellow of the Institute of Corporate Directors.

"It is a privilege to be selected by the Board as incoming Chairman and I look forward to helping contribute to the impressive legacy Sun Life has built over more than 150 years," said Mr. Anderson. "On behalf of the Board, I would like to extend our advance thanks to Jim for his many contributions to Sun Life's strategic direction and growth. He has played an instrumental role in guiding the Board and the management team during a period of significant progress in the Company."

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2016, Sun Life Financial had total assets under management of $903 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:	**Investor Relations Contact:**
Gannon Loftus	Greg Dilworth
Manager, Media & PR	Vice-President
Corporate Communications	Investor Relations
T. 416-979-6345	T. 416-979-6230
gannon.loftus@sunlife.com	investor.relations@sunlife.com